UBS AG Postfach CH-8098 Zürich Tel. +41-44-234 11 11 www.ubs.com
Via EDGAR and messenger

Mr. Michael Seaman
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
June 6, 2011
UBS AG HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83
UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
Dear Mr. Seaman:
We respectfully submit the responses set forth below to the comment letter dated May 20, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to (a) the annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”), (b) the first quarter 2010 report on Form 6-K (the “Q1 2010 Form 6-K”), and (c) the second quarter 2010 report on Form 6-K (the “Q2 2010 Form 6-K) of UBS AG (“UBS” or the “Company”). For your convenience, we have set out the text of each comment contained in the Comment Letter, followed by our response. As you requested, we have included supplemental information where applicable.
Form 20-F for the Fiscal Year Ended December 31, 2009
General
1. Please refer to comment 4 in our letter dated January 18, 2011. Please provide us the information regarding the amount of assets and revenues relating to contacts in Iran, Syria, Sudan and Cuba for 2008 and 2009, and for the period since the close of fiscal 2010, requested in the comment.
*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG
Form 20-F for the fiscal year ended
December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060

Page 2 of 3
We understand that a number of U.S. states and local governments have proposed or adopted legislation requiring divestment from, or reporting of interests in, companies that do business in certain countries. We further understand that this legislation is designed to restrict support of business in sanctioned countries to enhance the effect of existing sanctions measures against the current regimes of the countries in question. We believe that our implementation of our internal sanctions policy is consistent with these goals.
2. Please discuss for us the applicability of the sanctions recently enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 (and the corresponding Iranian Financial Sanctions Regulations) with respect to maintaining accounts for Iranian parties. If these sanctions are applicable, please discuss how they are expected to impact your business. In this respect, please discuss the extent to which you are party to contracts with the U.S. government.
UBS operates in compliance with US sanctions law and does not maintain active client relationships with Iranian parties or other sanctioned persons in violation of sanctions restrictions imposed by the United States, including the Iran Financial Sanctions Regulations. UBS’ internal sanctions policy imposes broad prohibitions against business activity with or involving Iran. UBS’ provision of products and services to the US government is not affected by the implementation of CISADA given our comprehensive global sanctions policy.
Exhibits, page 21
Exhibit 4.1
3. We note your response to comment 6 in our letter dated January 18, 2011. Please confirm that if and when Exhibit E is unsealed, you will refile the Deferred Prosecution Agreement in its entirety.
We hereby confirm that if and when Exhibit E to the Deferred Prosecution Agreement is unsealed by the United States District Court for the Southern District of Florida, we will refile the Deferred Prosecution Agreement in its entirety as an exhibit to UBS’s 2009 Annual Report on Form 20-F.
UBS AG requests that this letter be treated as confidential and that we receive timely notification and be afforded an opportunity to object if any request for it is received under the Freedom of Information Act or any other law, based on the competitive damage that would arise from its release.
We are available to discuss this letter with you, should you so wish. If you wish to contact us, we suggest you contact Louis Eber at 011-41-44-234-5954 or John Cusack at 011-44-20790-15772.

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG
Form 20-F for the fiscal year ended
December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060

Page 3 of 3

Very truly yours,

UBS AG

/s/ Louis Eber	/s/ John-Paul Cusack

Louis Eber	John-Paul Cusack
Group Managing Director	Managing Director
Deputy General Counsel	Head of AML Compliance